FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 16, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   July 16, 2007

By: Signed "Cathy Zhai"

Cathy Zhai

Chief Financial Officer

NORSAT ANNOUNCES ISSUANCE OF U.S. PATENT

Vancouver, British Columbia – July 16, 2007 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, today announced that the company has been granted a U.S. patent for the invention of its high-performance portable satellite communication unit, marketed as GLOBEtrekker.

“This patent award further strengthens our product leadership role in the portable satellite marketplace,” said Dr. Amiee Chan, president and CEO, Norsat international.  “Growing demand for real-time information, immediate response and global connectivity is making portable satellite communication units increasingly important.  However, most high-performance satellite news gathering systems are relatively large, making ease of mobility a challenge.  The design of Norsat’s GLOBETrekker provides our customers with the portability they require, without sacrificing reliability or functionality.   We see the portable satellite industry as a significant area of growth for Norsat. We intend to continue innovating and in turn, file new patent applications to provide additional validation to our portable satellite communication unit designs.”

Patent 7,218,289 entitled “Portable High-speed and Broadcast-quality Video Terminal for Terrestrial and Satellite Communications” covers the design of a high-performance portable microwave communication unit, consisting of a directional antenna, RF transceiver and high-speed data/video processing unit, for use in terrestrial point-to-point communications, or as a ground station in a satellite communication system.  For transportation, the unit can be disassembled and stowed in two airline-checkable hard-shell cases, which can be carried as a backpack or equipped with a set of wheels so it can be rolled.

With the addition of this patent, Norsat has 2 issued patents and 4 patent applications that are currently pending.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Kristen Dickson

The Equicom Group

Tel: 416-815-0700 x 273
Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the quarter ended March 31, 2007, and the Management Discussion and Analysis for quarter ended March 31, 2007. The company’s results are consolidated with those of Norsat.

All of the company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Additional information may be found at www.norsat.com.